[ACE*COMM Corporation LETTERHEAD]
January 8, 2008
BY FACSIMILE AND EDGAR
Jay Ingram
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	ACE*COMM Corporation Registration Statement on Form S-3 Registration No. 333-144198
Dear Mr. Ingram:
           Pursuant to Rule 461 under the Securities Act of 1933, ACE*COMM Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement to 5:00 p.m. on January 10, 2008, or as soon as possible thereafter.
           The Company hereby acknowledges the following:
           (a)    Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
           (b)    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
           (c)    The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven R. Delmar
Steven R. Delmar
Senior Vice President and
Chief Financial Officer